Exhibit 99.2

Total in Exclusive Negotiations on the Proposed Sale of TIGF to Snam, EDF and GIC

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

Paris, February 5, 2013 – Total announces it has entered into exclusive negotiations with a consortium comprising Snam, EDF and GIC[1] that has submitted a firm offer to acquire all outstanding shares of Transport et Infrastructures Gaz France (TIGF). The offer values the company at €2.4 billion.

The proposed sale is aligned with Total’s active portfolio management strategy.

“The consortium selected, consisting of industry-leading operators and long term investors, will support TIGF in its further development, while meeting the commitments made to TIGF’s employees and partners”, said Christophe de Margerie, Chairman and CEO of Total.

Total initiated dialogue with employee representatives from the commencement of the process leading to an agreement — “Undertakings in Case of the Sale of TIGF” — that was signed on January 23. In particular, the agreement includes provisions concerning maintaining jobs, benefits and TIGF’s headquarters in Pau.

The proposed sale is subject to information and consultation procedures with the relevant employee representative bodies, including consultation with relevant authorities.

TIGF provides gas transmission and storage services in 15 departments in southwestern France. It manages a network of about 5,000 kilometers of pipeline that carries 13% of the total volume of gas transported in France and operates 22% of the country’s gas storage capacity. With almost 500 employees, TIGF generated revenues of over €350 million in 2011 (www.tigf.fr).

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Total is a leading international oil and gas company with operations in more than 130 countries. We are also a world-class chemical producer. Our 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading and chemicals. Total is working to keep the world supplied with energy, both today and tomorrow. www.total.com

TOTAL S.A.
Capital 5 914 832 865 euros	[1] GIC: Government of Singapore Investment Corporation
542 051 180 R.C.S. Nanterre

www.total.com